Filed pursuant to Rule 424(b)(3)
Registration No. 333-130763

THE LGL GROUP, INC.

PROSPECTUS SUPPLEMENT NO. 1 DATED JUNE 20, 2008

TO

PROSPECTUS DATED DECEMBER 29, 2005

———————

This Prospectus Supplement, dated June 20, 2008, (the “Supplement”), prepared in accordance with Part I of Form S-3 under the Securities Act, supplements The LGL Group, Inc. (the “Corporation”) prospectus filed as part of the Corporation’s registration statement on Form S-8 (Registration No. 333-130763) dated December 29, 2005 (the “Prospectus”) relating to the reoffer and resale by certain of the Corporation’s stockholders of an aggregate of 43,018 shares of the Corporation’s common stock issued, and underlying the Corporation’s stock options issued, under the Corporation’s 2001 Equity Incentive Plan (the “Plan”) for the account of the selling stockholders named in the Prospectus.  This Supplement also relates to such indeterminate number of additional shares of common stock that may be acquired by the selling stockholders as a result of the antidilution provisions of the Plan.  The Corporation will provide additional information regarding the identity of the selling stockholders and certain other information relating to the selling stockholders in an additional supplement to this Supplement if the Corporation is required by law to do so.

As the Corporation, at the time of filing this Supplement, does not satisfy the registrant requirements for the use of Form S-3, the following limitation shall apply with respect to both control securities and restricted securities (as defined pursuant to Form S-8): the amount of securities to be offered or resold by means of the reoffer prospectus, by each person (as defined under Rule 144(a)(2)), and any other person with whom he or she is acting in concert for the purpose of selling securities of the registrant, may not exceed, during any three month period, the amount specified in Rule 144(e).

This Supplement amends and restates certain information contained in the Prospectus.  You should read this Supplement in conjunction with the Prospectus.  This Supplement is qualified entirely by reference to the Prospectus, except to the extent the information contained herein supersedes the information contained in the Prospectus.

SELLING STOCKHOLDERS

The following table sets forth (i) the shares of common stock owned by each selling stockholder as of June 20, 2008, (ii) the shares of common stock to be offered for resale by each selling stockholder and (iii) the shares of common stock and percentage of the shares of common stock outstanding that each selling stockholder will beneficially own after completion of the offering, assuming that all shares that may be offered for resale are sold and no other shares beneficially owned by such selling stockholder are also sold.

Selling Stockholder	Shares of Common Stock Owned at June 20, 2008(1)		Shares of Common Stock Being Offered for Resale	Shares of Common Stock Beneficially Owned After Offering(2)	Percentage of Shares of Common Stock Outstanding to be Owned After Offering(3)
Marc Gabelli	539,354	(4)	20,000	519,354	23.9%
Robert Zylstra	10,400	(5)	10,000	400	*
E. Val Cerutti	2,916	(6)	1,471	1,445	*
Peter J. DaPuzzo	10,071	(7)	1,471	8,600	*
Timothy Foufas	2,471	(7)	1,471	1,000	*
Avrum Gray	14,856	(8)	1,471	13,385	*
Patrick J. Guarino	3,471	(7)	1,471	2,000	*
Jeremiah M. Healy	7,500	(9)	1,250	6,250	*
Kuni Nakamura	2,471	(10)	1,471	1,000	*
Anthony Pustorino	4,475	(7)	1,471	3,004	*
Javier Romero	1,471	(7)	1,471	0	*
__________________
*	Less than 1%

(1)
Unless otherwise indicated, the Corporation believes that all people named in the above table have sole voting and investment power with respect to all common shares beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days after June 20, 2008 upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants and convertible securities held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days have been exercised or converted.

(2)
Beneficial ownership of shares held by a selling stockholder after this offering assumes that such selling stockholder sold all of the shares he is offering in this Prospectus but actually will depend on the number of shares sold by such selling stockholder in this offering.

(3)
The applicable percentage of ownership for each selling stockholder is based on 2,171,709 shares of common stock outstanding as of June 20, 2008.  Common Stock issuable upon exercise of options, warrants or other rights beneficially owned that are exercisable within 60 days after June 20, 2008 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such securities.

(4)
Represents (i) 12,475 shares of common stock owned directly by Mr. Gabelli and (ii) 506,879 shares held indirectly through Venator Fund and Venator Global, LLC (“Venator Global”) and 20,000 shares issuable upon the exercise of options held by Mr. Gabelli at a $13.173 per share exercise price.  Venator Global, which is the sole general partner of Venator Fund, is deemed to have beneficial ownership of the securities owned beneficially by Venator Fund.  Mr. Gabelli is the President of Venator Global.

(5)
Represents (i) 10,000 shares of restricted stock granted under the Corporation’s 2001 Equity Incentive Plan, with respect to which Mr. Zylstra currently exercises full voting rights and (ii) 400 shares jointly owned with Mr. Zylstra’s wife, with whom he shares voting and investment power.

(6)
Includes 1,471 shares of restricted stock granted under the Corporation’s 2001 Equity Incentive Plan and 1,445 shares jointly owned with Mr. Cerutti’s wife, with whom he shares voting and investment power.

(7)	Includes 1,471 shares of restricted stock granted under the Corporation’s 2001 Equity Incentive Plan.

(8)
Represents (i) 6,585 shares owned by Mr. Gray (including 1,471 shares of restricted stock granted under the Corporation’s 2001 Equity Incentive Plan); (ii) 751 shares owned by a partnership of which Mr. Gray is the general partner; (iii) 2,407 shares owned by a partnership of which Mr. Gray is one of the general partners; (iv) 2,105 shares owned by Mr. Gray’s wife; and (v) 3,008 shares owned by a partnership of which Mr. Gray’s wife is one of the general partners.

(9)	Includes 1,250 shares of restricted stock granted under the Corporation’s 2001 Equity Incentive Plan.

(10)
Represents 1,471 shares of restricted stock granted under the Corporation’s 2001 Equity Incentive Plan and 1,000 shares jointly owned with Mr. Nakamura’s wife, with whom he shares voting and investment power.

All provisions of the Prospectus not specifically amended by this Supplement remain in full force and effect.

Please insert this Supplement into your Prospectus and retain both for future reference.  If you would like to receive a copy of the Prospectus, as supplemented to date, please write to the Corporation at 2525 Shader Rd., Orlando, Florida 32804, Attention: Secretary.